EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400

NEWS RELEASE

Investor Contacts:
Cleco Corporation:
Kathleen F. Nolen
(318) 484-7687

Analyst Inquiries:
Dresner Companies
(312) 726-3600

Media Contact:
Cleco Corporation:
Susan Broussard
(318) 484-7773

For Immediate Release

Cleco Corp. Announces Delay of Stock Offering
Acadia Receives Purported Notice of Default from Calpine

PINEVILLE, La., Sept. 28, 2004 – Cleco Corporation (NYSE: CNL) today announced that it is delaying its previously announced common stock offering.

Late yesterday, Acadia Power Partners LLC (APP), a joint venture between subsidiaries of Cleco and Calpine Corp., received a letter from Calpine Energy Services, LP (CES) claiming to be a notice of default under the tolling agreements for the Acadia Power Project. CES holds tolling agreements for the entire output of the natural gas-fired 1,160 MW Acadia plant, located just south of Eunice, Louisiana.

In response to a recent request by CES for APP to perform a simultaneous capacity test of both APP power blocks, APP declined to conduct the tests in the manner requested by CES because CES' request was not supported by the terms of the tolling agreements. CES is claiming in a letter dated September 27th that APP's refusal to conduct the requested capacity test is a default under the tolling agreements. CES also stated in this letter that if the default is not cured within 30 days, then CES will pursue its available remedies.

"We believe that CES requested the simultaneous testing as a basis to reduce its capacity payments under the agreements. APP has a very sound legal position, and the contracts are unambiguous on this issue," said David Eppler, Cleco President and Chief Executive Officer. "We plan for APP to vigorously defend its rights under the contracts."

Cleco Corp. is an energy services company headquartered in Pineville, La. It operates a regulated electric utility that serves 264,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity, including the Perryville plant, a 718-megawatt plant whose sale to a subsidiary of Entergy is pending. For more information about Cleco, visit www.cleco.com.

###